December 20, 2006



Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010




Dear Mr. Hiller

RE:     GALLAHER GROUP PLC
        FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
        FILED APRIL 21, 2006
        FILE NO.:  001-14602

This letter sets forth the response to the comment letter of the Staff of the Securities and Exchange Commission (the "STAFF") dated October 19, 2006 (the "OCTOBER 19 COMMENT LETTER") and the subsequent verbal comment on October 31, 2006 (the "OCTOBER 31 VERBAL COMMENT") referring to Gallaher Group Plc's ("GALLAHER" or the "COMPANY") Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "2005 FORM 20-F"). To facilitate your review, we have set forth herein each comment of the Staff, followed directly by the Company's respective response.

           FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

CONTROLS AND PROCEDURES, PAGE 99
--------------------------------

COMMENT 1, OCTOBER 31 VERBAL COMMENT [REPLACING COMMENT 1 FROM THE OCTOBER 19 COMMENT LETTER]

CURRENTLY, YOUR DISCLOSURE INDICATES THAT YOUR CERTIFYING OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE REASONABLY DESIGNED. HOWEVER, AS INDICATED IN PRIOR COMMENT NUMBER 2 FROM OUR LETTER DATED SEPTEMBER 25, 2006, ITEM 307 OF REGULATION S-K REQUIRES YOU TO DISCLOSE YOUR OFFICERS' CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AT ACCOMPLISHING THE ITEMS OUTLINED IN RULE 13A-15(E) OR 15D-15(E) OF THE EXCHANGE ACT. STATING THAT YOUR CONTROLS ARE REASONABLY DESIGNED DOES NOT CONCLUDE ON THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. SUPPLEMENTALLY, INDICATE YOUR OFFICERS' CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE EVALUATION DATE. PROVIDE THE CONCLUSION AS TO EFFECTIVENESS IN CLEAR AND UNQUALIFIED LANGUAGE. ADDITIONALLY, CONFIRM THAT FUTURE FILINGS WILL INCLUDE SIMILARLY CLEAR AND UNQUALIFIED DISCLOSURE AS TO YOUR OFFICERS' CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES.

As of the end of the period covered by the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Evaluation Date") the Company conducted an evaluation (with the participation of the Company's chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the Company's disclosure controls and procedures (as set forth in Rules 13a-15(e) and 15d-15(e)). Based on this evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

In its future filings the Company will include similar disclosure as to its
officers'   conclusions   regarding  the  effectiveness  of  the  Company's
disclosure controls and procedures.


GENERAL
-------

COMMENT 2, OCTOBER 19 COMMENT LETTER

AS IT WILL BE NECESSARY FOR YOU TO AMEND YOUR DOCUMENT TO REVISE YOUR DISCLOSURES REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND
PROCEDURES, PLEASE ALSO REVISE YOUR 2005 FORM 20-F TO INCLUDE THE ADDITIONAL DISCLOSURES YOU AGREED TO PROVIDE IN FUTURE FILINGS RELATED TO:
(I) IMPAIRMENT OF ASSETS ACCOUNTING POLICY, (II) RECONCILIATION OF SEGMENT ASSETS AND LIABILITIES TO TOTAL ASSETS AND LIABILITIES, AND (III) THE MERGER RESERVE THAT WAS CREATED IN 2001, AS A RESULT OF YOUR ACQUISITION OF AUSTRIA TABAK.

Based on conversations with the Staff, we understand that Comment 2 has been withdrawn. As set forth in the Company's response letter dated October 6, 2006 to the comment letter of the Staff dated September 25, 2006, relevant disclosures related to: (i) impairment of assets accounting policy, (ii) reconciliation of segment assets and liabilities to total assets and liabilities, and (iii) the merger reserve that was created in 2001, as a result of its acquisition of Austria Tabak, will be provided in future filings.


The Company is grateful for the Staff's assistance in this matter. If you need any additional information or have any further comments or questions, please do not hesitate to contact me at 011 44 1932 832 656 or Tim Peterson at Fried, Frank, Harris, Shriver & Jacobson (London) LLP, our U.S. securities counsel, at 011 44 20 7972 9676.


Yours sincerely,


/s/ Mark E. Rolfe

Mark E. Rolfe
FINANCE DIRECTOR


c.c.    Mark A. Wojciechowski
        Staff Accountant, Securities and Exchange Commission

        Timothy Peterson
        Fried, Frank, Harris, Shriver & Jacobson (London) LLP